SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775

July 21, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated June 15, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated June 15, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated June 21, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated June 24, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated June 24, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated June 24, 2005 (Attached hereto as Exhibit A-6)
(7) Press release dated June 24, 2005 (Attached hereto as Exhibit A-7)
(8) Press release dated June 24, 2005 (Attached hereto as Exhibit A-8)
(9) Press release dated June 27, 2005 (Attached hereto as Exhibit A-9)
(10) Press release dated June 28, 2005 (Attached hereto as Exhibit A-10)
(11) Press release dated June 30, 2005 (Attached hereto as Exhibit A-11)
(12) Press release dated June 30, 2005 (Attached hereto as Exhibit A-12)
(13) Press release dated June 30, 2005 (Attached hereto as Exhibit A-13)
(14) Press release dated July 5, 2005 (Attached hereto as Exhibit A-14)
(15) Press release dated July 7, 2005 (Attached hereto as Exhibit A-15)
(16) Press release dated July 19, 2005 (Attached hereto as Exhibit A-16)
(17) Press release dated July 19, 2005 (Attached hereto as Exhibit A-17)
(18) Press release dated July 19, 2005 (Attached hereto as Exhibit A-18)
(19) Annual Report 2005 (for the period from April 1, 2004 to March 31, 2005) (Attached hereto as Exhibit A-19)

B. Japanese Language Documents

(1) Press release dated June 15, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated June 15, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated June 21, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated June 24, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)

(5) Press release dated June 24, 2005
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated June 24, 2005
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated June 24, 2005
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated June 24, 2005
(English Translation attached hereto as Exhibit B-8, the same as A-8)
(9) Press release dated June 27, 2005
(English Translation attached hereto as Exhibit B-9, the same as A-9)
(10) Press release dated June 28, 2005
(English Translation attached hereto as Exhibit B-10, the same as A-10)
(11) Press release dated June 30, 2005
(English Translation attached hereto as Exhibit B-11, the same as A-11)
(12) Press release dated June 30, 2005
(English Translation attached hereto as Exhibit B-12, the same as A-12)
(13) Press release dated June 30, 2005
(English Translation attached hereto as Exhibit B-13, the same as A-13)
(14) Press release dated July 5, 2005
(English Translation attached hereto as Exhibit B-14, the same as A-14)
(15) Press release dated July 7, 2005
(English Translation attached hereto as Exhibit B-15, the same as A-15)
(16) Press release dated July 19, 2005
(English Translation attached hereto as Exhibit B-16, the same as A-16)
(17) Press release dated July 19, 2005
(English Translation attached hereto as Exhibit B-17, the same as A-17)
(18) Press release dated July 19, 2005
(English Translation attached hereto as Exhibit B-18, the same as A-18)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ____________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, June 15, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective June 15, 2005:

1. Organizational Change in the Institutional Banking Group

A new RM team "Corporate Business Unit V" has been created in the Corporate Banking Business Sub-Group. This division specializes in the coverage of the healthcare business providing financial products to healthcare corporations.

2. Effective Date June 15, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For Immediate Release

Shinsei Bank, Limited
Rakuten Securities, Inc.

Shinsei Bank – Launch of Online Brokerage Service

Delivering a One-Stop Financial Services Shop Online

Tokyo (Wednesday, June 15, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new online securities brokerage agent service via Shinsei's *PowerDirect* online banking, as a result of the alliance with Rakuten Securities, Inc. ("Rakuten").

The new service will allow customers holding a Shinsei Bank *PowerFlex* account to trade stocks in a Rakuten Securities account through Shinsei *PowerDirect*. This will further enhance convenience by adding brokerage services to a comprehensive list of products, including yen deposits, foreign currency deposits, and mutual funds, that customers can already access via Shinsei *PowerDirect*. This is the first time a bank in Japan has offered a "One-stop Financial Services Shop" online.

Main features of Shinsei Bank's online securities brokerage service are as follows:

1. **Convenient Account Opening**
   Shinsei Customers can open an account online without having to visit a branch.

2. **Seamless Customer Experience**
   After opening a Rakuten brokerage account, Shinsei customers can place orders directly through Shinsei *PowerDirect*, without having to input an additional login name or ID. The whole customer experience is seamless as there is no need to switch to and from the securities company's website.

3. **Real Time Money Transfer**
   Customers can transfer funds from their *PowerFlex* savings account to their brokerage account virtually instantly to purchase stocks at any time. (Fund transfers from a brokerage account to a *PowerFlex* savings account will be executed on the following business day).

4. **Simple To Use**
   Easy to understand explanations for the new service are provided on Shinsei Bank's web site and market information such as stock price movements will be available online via *PowerDirect*.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Outline of Securities Brokerage Service

The following securities will be handled:
Domestic securities (spot)

- Tokyo Stock Exchange (1st and 2nd Sections)
- TSE Mothers
- Osaka Securities Exchange (1st and 2nd Sections)
- OSE Hercules
- JASDAQ Securities Exchange

Preferred shares

- Tokyo Stock Exchange

Service Fees

A choice of two systems is available to suit the customer's usage

- Basic system: Customers are charged a set fee per transaction
- Daily flat fee system: Customers are charged a set fee depending on the total amount traded during the day

Image of Online Securities Brokerage Screen



FREE Introductory Campaign from June 15 to July 29, 2005

Securities trading fee will be free of charge during the campaign period for the following transactions:

- Basic system – For the first 5 transactions, during the campaign period
- Daily flat fee system – For the first 3 days on which transactions are made, during the campaign period

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Reorganization of Specialty Finance Division

Tokyo (Tuesday, June 21, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reorganized its Specialty Finance Team and has named Osamu Utsunomiya and Demir Sadikoglu as co-heads, effective immediately. The Specialty Finance Team, which covers structured corporate finance opportunities, including leveraged/acquisition finance, is part of the Corporate Business Solutions Sub-Group, reporting directly to Sang-Ho Sohn.

"Given the increase in M&A activity we see in Japan, we believe this product activity presents significant growth potential for Shinsei. We believe that Osamu and Demir will bring leadership to this business and enable us to build a cohesive team which can offer innovative financing solutions to our clients," said Clark Graninger, the Head of Institutional Banking Group.

Over the past several years, the Specialty Finance business has experienced marginal growth and profitability. The reorganization of the team addresses the recent departures of several team members and our desire to reinvigorate this business as part of the Corporate Business Solutions Sub-Group.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Friday June 24, 2005) --- Shinsei Bank, Limited (the "Bank") today announced that at a meeting held today, its Board of Directors approved the 5th, 6th, 7th and 8th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		5th	6th	7th	8th
1	Issue date of Stock Acquisition Rights:	June 27, 2005			
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000) :	5,145 Stock Acquisition Rights	3,145 Stock Acquisition Rights	1,390 Stock Acquisition Rights	603 Stock Acquisition Rights
		Each number is ceiling. The concrete number should be determined on June 27, 2005			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,145,000 Common shares of the Bank	3,145,000 Common shares of the Bank	1,390,000 Common shares of the Bank	603,000 Common shares of the Bank
		Each number is ceiling. The concrete number should be determined on June 27, 2005			
4	Issue price of stock options:	Free of charge			
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on June 27, 2005			
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on June 27, 2005			
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on June 27, 2005) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.			
8	Number of people to whom Stock Acquisition Rights are offered and their details:	Total 462 of directors, Statutory Executive Officers and employees of the Bank	Total 40 of directors, Statutory Executive Officers and employees of the Bank	Total 135 of Statutory Executive Officers and employees of the Bank	Total 35 of Statutory Executive Officers and employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015
10	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2007 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement Regarding Purchase of Bank's Common Shares

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited (the "Bank") today announced that pursuant to Article 210 of the Japanese Commercial Code, the 5th Annual General Meeting of Shareholders on June 24, 2005 has authorized the Bank to purchase up to 25 million shares of the Bank's common share, as follows:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 5th Annual General Meeting of Shareholders on June 24, 2005 to the closing of the next Annual General Meeting of Shareholders

Reference:

1. Shares purchased after the date of approval at 4th Annual General Meeting of Shareholders on June 24, 2004:

(1) Number of shares purchased:	0 shares
(2) Total cost of purchase:	0 yen

2. Total number of common shares issued and treasury shares as of May 31, 2005:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	8,332 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka,
Corporate Communications Division,
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

INFORMATION

SHINSEI BANK

SHINSEI BANK LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective June 24, 2005:

1. Organizational Change in Corporate Affairs Group

A new department "Social and Cultural Contribution Promotion Department" has been created in the Corporate Communications Division to promote Shinsei Bank's social and cultural contribution activities.

2. Effective Date June 24, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Directors and Executive Officers

Tokyo (Friday, June 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Directors and Executive Officers as follows.

	New Positions	Other or Former Positions
Newly Appointed Directors		
Masamoto Yashiro	Director, Chairman of the Board	former Representative Statutory Executive Officer, Chairman, President and CEO, Shinsei Bank, Limited
Thierry Porté	Director	former Representative Statutory Executive Officer, Vice Chairman, Shinsei Bank, Limited
Junji Sugiyama	Director	President, APLUS Co., Ltd.
Akira Aoki	Director	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin	Director	Professor, Stanford University
Emilio Botín	Director	Chairman, Grupo Santander
Timothy C. Collins	Director	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers	Director	Chairman, J.C. Flowers & Co., LLC
Takashi Imai	Director	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani	Director	former Director, Administration Department, The Bank of Japan
Fred H. Langhammer	Director	Chairman, Global Affairs, The Estée Lauder Companies Inc.
Minoru Makihara	Director	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima	Director	Lawyer
Lucio A. Noto	Director	former Vice Chairman, Exxon Mobil Corporation

	New Positions	Other or Former Positions
Nobuaki Ogawa	Director	Lawyer
John S. Wadsworth, Jr.	Director	Advisory Director, Morgan Stanley
Teruaki Yamamoto	Director	former Representative Statutory Executive Officer, Senior Managing Executive Officer, Shinsei Bank, Limited

Retiring Directors

Donald B. Marron

Martin G. McGuinn

David Rockefeller

Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Director, Representative Statutory Executive Officer, President, Chief Executive Officer
Junji Sugiyama	Director, Representative Statutory Executive Officer, Vice Chairman
Dhananjaya Dvivedi	Senior Managing Executive Officer, Head of Banking Infrastructure Group, GM of Information Technology Division, and Head of Retail Services Sub-Group
Clark Graninger	Senior Managing Executive Officer, Head of Institutional Banking Group
John E. Mack	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, and GM of Treasury Division
Janak Raj	Senior Managing Executive Officer, Head of Risk Management Group, and GM of Retail Banking Risk Management Division
K. Sajeeve Thomas	Senior Managing Executive Officer, Head of Retail Banking Group, and GM of Retail Business Division
Satoru Katayama	Managing Executive Officer, Deputy Head of Retail Banking Group
Masazumi Kato	Managing Executive Officer, Head of Financial Institutions & Capital Markets Sub-Group
Junzo Tomii	Managing Executive Officer, Head of Corporate Banking Business Sub-Group

Kazumi Kojima	Statutory Executive Officer, Head of Corporate Affairs Group, GM of Corporate Communications Division,and Head of Social and Cultural Contribution Promotion Department

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Outline of the Committees; Nomination, Audit and Compensation Committee

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") announced that the Board of Directors held after the Annual General Meeting of Shareholders today decided the member of the committees as of June 24, 2005.

Nomination Committee

Committee Composition:	7 members (5 of those are outside directors)
Chairman:	Minoru Makihara*
Members:	Michael J. Boskin*
	Timothy C. Collins*
	J. Christopher Flowers*
	Lucio A. Noto*
	Thierry Porté
	Masamoto Yashiro

Audit Committee

Committee Composition:	4 members (all outside directors)
Chairman:	Akira Aoki*
Members:	Shigeru Kani*
	Yasuharu Nagashima*
	Nobuaki Ogawa*

Compensation Committee

Committee Composition:	6 members (all outside directors)
Chairman:	J. Christopher Flowers*
Members:	Emilio Botín*
	Timothy C. Collins*
	Fred H. Langhammer*
	Minoru Makihara*
	John S. Wadsworth, Jr.*

*: Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, June 27, 2005) --- Shinsei Bank, Limited (the "Bank") announced that details of 5th, 6th, 7th and 8th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 24, 2005 were determined today. The details are as follows:

		5th	6th	7th	8th
1	Issue date of Stock Acquisition Rights	June 27, 2005			
2	Total number of Stock Acquisition Rights to be issued	4,922 Stock Acquisition Rights	2,856 Stock Acquisition Rights	1,287 Stock Acquisition Rights	561 Stock Acquisition Rights
		Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	4,922,000 common shares of the Bank	2,856,000 common shares of the Bank	1,287,000 common shares of the Bank	561,000 common shares of the Bank
4	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	601,000 yen per 1 Stock Acquisition Right (601 yen per share)			
		The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on April 20, 2005 and the closing price of Shinsei Bank common shares at the Tokyo Stock Exchange on the issue date.			
5	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	2,958,122,000 Yen	1,716,456,000 Yen	773,487,000 Yen	337,161,000 Yen
6	Amount capitalized from issue price:	301 Yen per share			
7	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015
8	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2007 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-10

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, June 28, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective June 28, 2005:

1. Organizational Changes in the Retail Banking Group

The Retail Banking Group has been reorganized into three pillars by functions:

(i) "Direct Marketing Division" has been established.

(ii) "Customer Growth and Development Division" has been established, incorporating the function of CRM Unit into the Division, and Customer Service Department has been incorporated within the Division.

(iii) Mass Retail Banking Division has been renamed to "Direct Banking Division," Deposit Products Division to "Products and Retail AML Division," and Specialty Products Division to "Insurance Products Division."

2. Effective Date June 28, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-11

INFORMATION

SHINSEI BANK

SHINSEI BANK LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Change of Senior Advisor

Tokyo (Thursday, June 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following retirement of senior advisor, effective June 30, 2005.

Retired

Vernon E. Jordan Senior Advisor

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over ¥859 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-12

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Change of Senior Advisor

Tokyo (Thursday, June 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following retirement of senior advisor, effective June 30, 2005.

Retired

Vernon E. Jordan	Senior Advisor

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka,
Corporate Communications Division,
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

Exhibit A - 13

NORD/LB | WestLB | SHINSEI BANK / JC Flowers & Co

RECEIVED

2005 ... -1 A ...

OFFICE OF ...
CORPORATE ...

Press release

Tokyo, June 30, 2005

NORD/LB and WestLB launch loans platform with Shinsei / JC Flowers as third partner

SGK – the first company for non-performing loans in the public sector

Together with international partner Shinsei Bank Ltd. / JC Flowers & Co, NORD/LB Norddeutsche Landesbank and WestLB AG are setting up a joint venture for non-performing loans (NPL). Trading as "SGK - Servicegesellschaft Kreditmanagement GmbH", the company is the first in Germany in the public sector banking industry to offer the purchase, restructuring and realisation of non-performing loans. The joint venture will provide services to both public sector institutions and the private banking sector in Germany. Based in the Frankfurt/Main area, the new platform will commence operations as an independent company as soon as the official checks by the Federal Cartel Office in Germany have been completed.

At a press conference in Frankfurt/M on Wednesday, Dr. Gunter Dunkel, a member of the NORD/LB Managing Board, highlighted the promising potential offered by the NPL market: "The market is still underdeveloped in Germany and more and more international investors are coming in. The interest shown in the planned joint venture by foreign banks shows how attractive our business model is." Referring to the third investor, Dunkel went on to say: "In Shinsei / JC Flowers we have found an experienced partner who will bring in additional expertise in the realisation of such portfolios."

Dr. Manfred Puffer, a member of the WestLB AG Managing Board, stressed that "SGK has a good chance of becoming the central institution in the savings banks association for non-performing loans. As a result of Basle II and the tighter requirements for credit business, more and more banks are interested in outsourcing the processing and realisation of the corresponding loan portfolios. This frees up equity and improves the cost base. Moreover, funding, for example through securitisation opens up additional investment opportunities in new asset classes."

When the new company starts up, NORD/LB and WestLB will initially transfer commercial property NPL portfolios amounting to about EUR 400 million in total. With the support of Shinsei / JC Flowers' expertise in the troubled loan market, the two Landesbanks will in future also

leverage the considerable additional potential offered by the private sector. Estimates by the Eastern German Savings Banks and Giro Association (OSGV) put the market volume at between EUR 60 billion and EUR 100 billion in the public sector. Experts believe that overall the volume in Germany is somewhere between EUR 160 billion and EUR 300 billion.

The new credit platform is closing a gap in the service offering in the public sector market. For the public sector institutions it offers the opportunity to focus on their core business and take advantage of enhanced investment opportunities as part of a structured portfolio funding transaction as well as the chance to outsource non-core business in the NPL sector.

SGK provides the restructuring and processing of non-performing loans in commercial property finance and corporate finance for SMEs and major companies. In order to offer solutions for other types of loans, the joint venture will, if required, work together with other providers in business and retail banking. The structured funding of portfolios can in future take such forms as securitisation deals, which would not be open to individual savings banks as their portfolios are not significantly diverse and they lack the necessary volume. The savings banks associations and savings banks within the territories of two state banks have already demonstrated real interest in the product spectrum of the credit platform.

Thierry Porte, President and CEO of Shinsei Bank said; "We are delighted to be selected as partners with Norddeutsche Landesbank and Westdeutsche Landesbank. This joint venture for the work-out of non-performing loans exemplifies our international strategy which is to leverage our knowledge and capabilities from our home market in Japan with excellent partners in overseas markets. Combined with Shinsei Bank's successful performing financing business in Germany which has focused on long-term investments across asset type, this venture demonstrates Shinsei Bank's commitment as a long-term investor in Germany. We believe that the German market presents interesting opportunities and we look forward to putting our capital and human resources to work in this important market."

About Shinsei Bank

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is

committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About J.C. Flowers & Co. LLC

J.C. Flowers & Co. LLC, based in New York with an office in London, serves as an investment advisor to J.C. Flowers I LP, which is one the largest investment funds focused solely on the financial service sector. The Fund has over $900 million in commitments from financial and strategic investors. Investors in the Funds include ABN Amro, AIG, Banco Santander, GE, Goldman Sachs, J.P. Morgan Chase and others.

Original announcement was made in Hanover/Düsseldorf/Frankfurt/M., 29 June 2005

For further information, please contact:

NORD/LB
Frau Chris Foerster
Media Relation
Friedrichswall 10
D-30159 Hannover
Tel.: +49 511/ 361-2004
Fax: +49 511/ 361-6765
E-Mail:Chris.Foerster@nordlb.de

WestLB AG
Herr Hans Albers
Group Communications
Herzogstraße 15
D-40217 Düsseldorf
Tel.: +49 211/826-3072
Fax: +49 211/826-2588
E-mail: hans_albers@WestLB.de

Shinsei Bank, Limited
(www.shinseibank.com)
Yasuhiro Fujiki or
Akihiko Kayaoka
Corporate Communications Division
Tel: +81 3 5511 5013
Fax: +81 3 5511 5505

Exhibit A-14

INFORMATION

SHINSEI BANK
SHINSEI BANK LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, July 5, 2005) — Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective July 5, 2005:

1. Organizational Change in the Institutional Banking Group
Business Development Division shall be abolished.

2. Effective Date July 5, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A-15

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

2005 AUG -1 A 11: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Initial Conversion Price of Class B Preferred Shares

Tokyo (Thursday, July 7, 2005) --- Shinsei Bank Limited ("Shinsei Bank") today announced that the initial conversion price of Class B preferred shares has been determined based on the conversion condition of the preferred shares.

Class B preferred shares:

Initial conversion price:	599.90 yen
Effective date for conversion:	August 1, 2005

(Reference)

1. Number of Class B preferred shares issued:	600,000,000
2. Per share amount of Class B preferred shares issued:	400 yen
3. Total amount of Class B preferred shares issued:	240 billion yen

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Launch of Non-Recourse Loans for Fee-based Senior Care Facilities

Tokyo (Tuesday, July 19, 2005) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has developed non-recourse loans (NRLs) targeting fee-based senior care facilities and the first 200 million yen NRL was executed to the senior care facility operated and managed by Medis Corporation (Kiryu City, Gunma Prefecture; "Medis") on July 8, 2005. Shinsei Bank plans to utilize such tools to proactively expand non-recourse lending to other potential fee-based senior care facilities.

This NRL is part of financing structure developed through the partnership of three companies – Medis as the business administrator, by Nikko Antfactory K.K. of Nikko Cordial Securities Inc. Group (Chiyoda-ku, Tokyo) as the equity investor and Shinsei Bank as the lender – targeting the Medis Kiryu I and II fee-based senior care facilities operated by Medis in Kiryu City, Gunma Prefecture. In addition, the business and financial due diligence are outsourced to KPMG Health Care Japan Co., Ltd. (see attached structure).

In Japan, NRLs for fee-based senior care facilities has not been a very common practice due to the difficulty of collateral evaluation ascribed to unstable profitability of the collateral resulting from the credibility and operation know-how of the business administrator. Shinsei Bank has realized providing NRLs for fee-based senior care facilities as "hybrid non-recourse loans" by adding professional analysis of business finance to its real-estate finance know-how.

Recently, business administrators are accelerating the expansion of business location, and investments per facility tend to increase as a result of larger and more complex facilities. Therefore, expedient securing of sites for business and smooth fund procurement are becoming essential parts of their business strategies. The structure of Shinsei Bank's recent NRL satisfies such needs of business administrators.

Under a medical institution as a parent company, the business administrator Medis, whose headquarters is located in Gunma, is a leading operator of fee-based senior care facilities in the northern Kanto area. No lump-sum payments and relatively inexpensive occupancy fees draw from a wide customer base and maintain a high occupancy ratio. This sound

business model avoids various issues of high lump-sum payment systems and is well suited to the progressively aging society in Japan.

Shinsei Bank plans to proactively provide NRLs using the same type of structure for domestic leading administrators of fee-based senior care facilities.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Medis Corporation: Non-Recourse Loan to Fee-based Senior Care Facilities



SPC (Yugen Kaisha)
Beneficial Interest in Turst
Loan
Tokumei Kumiai Investment
Capital
KPMG Health Care Japan
Consulting
Shinsei Bank
Non-recourse loan
Nikko Cordial Securities Inc. Group
Asset management
Accounting Firm
Tokumei Kumiai investment
Nikko Cordial Securities Inc. Group
Investment
Intermediate corporation
Trust Dividend
Individuals
Contract
[redacted]
Building lease and operating
(Rent)
Shinsei Trust
Medis Kiryu I and II
(Owner)

Exhibit A-17

INFORMATION

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Filing a lawsuit against the Deposit Insurance Corporation of Japan for Our Indemnity Claims

Tokyo (Thursday, July 19, 2005) --- Shinsei Bank Limited ("Shinsei Bank") announced that today Shinsei Bank filed a lawsuit with the Tokyo District Court against the Deposit Insurance Corporation of Japan ("DIC") for an indemnity of approximately 13.4 billion yen in respect of losses arising out of litigation with the bankrupt EIE International Corporation and its related parties pursuant to a Share Purchase Agreement dated February 9, 2000 among the DIC, New LTCB Partners C.V. and the former Long-Term Credit Bank of Japan, Ltd.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, July 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective July 19, 2005:

1. Organizational Changes in the Corporate Affairs Group

Legal and Compliance Division ("LCD") has been reorganized into two functions.
- Legal Department in LCD has been extracted and established as Legal Division.
- LCD has been renamed to Compliance Division.

2. Effective Date July 19, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Wednesday, June 15, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective June 15, 2005:

1. Organizational Change in the Institutional Banking Group
A new RM team "Corporate Business Unit V" has been created in the Corporate Banking Business Sub-Group. This division specializes in the coverage of the healthcare business providing financial products to healthcare corporations.

2. Effective Date June 15, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-2

For Immediate Release

Shinsei Bank, Limited
Rakuten Securities, Inc.

Shinsei Bank – Launch of Online Brokerage Service

Delivering a One-Stop Financial Services Shop Online

Tokyo (Wednesday, June 15, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new online securities brokerage agent service via Shinsei's *PowerDirect* online banking, as a result of the alliance with Rakuten Securities, Inc. ("Rakuten").

The new service will allow customers holding a Shinsei Bank *PowerFlex* account to trade stocks in a Rakuten Securities account through Shinsei *PowerDirect*. This will further enhance convenience by adding brokerage services to a comprehensive list of products, including yen deposits, foreign currency deposits, and mutual funds, that customers can already access via Shinsei *PowerDirect*. This is the first time a bank in Japan has offered a "One-stop Financial Services Shop" online.

Main features of Shinsei Bank's online securities brokerage service are as follows:

1. **Convenient Account Opening**
   Shinsei Customers can open an account online without having to visit a branch.

2. **Seamless Customer Experience**
   After opening a Rakuten brokerage account, Shinsei customers can place orders directly through Shinsei *PowerDirect*, without having to input an additional login name or ID. The whole customer experience is seamless as there is no need to switch to and from the securities company's website.

3. **Real Time Money Transfer**
   Customers can transfer funds from their *PowerFlex* savings account to their brokerage account virtually instantly to purchase stocks at any time. (Fund transfers from a brokerage account to a *PowerFlex* savings account will be executed on the following business day).

4. **Simple To Use**
   Easy to understand explanations for the new service are provided on Shinsei Bank's web site and market information such as stock price movements will be available online via *PowerDirect*.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Outline of Securities Brokerage Service

The following securities will be handled:
Domestic securities (spot)

- Tokyo Stock Exchange (1st and 2nd Sections)
- TSE Mothers
- Osaka Securities Exchange (1st and 2nd Sections)
- OSE Hercules
- JASDAQ Securities Exchange

Preferred shares

- Tokyo Stock Exchange

Service Fees

A choice of two systems is available to suit the customer's usage

- *Basic system: Customers are charged a set fee per transaction*
- Daily flat fee system: Customers are charged a set fee depending on the total amount traded during the day

Image of Online Securities Brokerage Screen



FREE Introductory Campaign from June 15 to July 29, 2005

Securities trading fee will be free of charge during the campaign period for the following transactions:

- Basic system – For the first 5 transactions, during the campaign period
- Daily flat fee system – For the first 3 days on which transactions are made, during the campaign period

Exhibit B-3

INFORMATION

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Reorganization of Specialty Finance Division

Tokyo (Tuesday, June 21, 2005) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reorganized its Specialty Finance Team and has named Osamu Utsunomiya and Demir Sadikoglu as co-heads, effective immediately. The Specialty Finance Team, which covers structured corporate finance opportunities, including leveraged/acquisition finance, is part of the Corporate Business Solutions Sub-Group, reporting directly to Sang-Ho Sohn.

"Given the increase in M&A activity we see in Japan, we believe this product activity presents significant growth potential for Shinsei. We believe that Osamu and Demir will bring leadership to this business and enable us to build a cohesive team which can offer innovative financing solutions to our clients," said Clark Graninger, the Head of Institutional Banking Group.

Over the past several years, the Specialty Finance business has experienced marginal growth and profitability. The reorganization of the team addresses the recent departures of several team members and our desire to reinvigorate this business as part of the Corporate Business Solutions Sub-Group.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL. 03-5511-5111

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Friday June 24, 2005) --- Shinsei Bank, Limited (the "Bank") today announced that at a meeting held today, its Board of Directors approved the 5th, 6th, 7th and 8th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		5th	6th	7th	8th
1	Issue date of Stock Acquisition Rights:	June 27, 2005			
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000):	5,145 Stock Acquisition Rights	3,145 Stock Acquisition Rights	1,390 Stock Acquisition Rights	603 Stock Acquisition Rights
		Each number is ceiling. The concrete number should be determined on June 27, 2005			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,145,000 Common shares of the Bank	3,145,000 Common shares of the Bank	1,390,000 Common shares of the Bank	603,000 Common shares of the Bank
		Each number is ceiling. The concrete number should be determined on June 27, 2005			
4	Issue price of stock options:	Free of charge			
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on June 27, 2005			
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on June 27, 2005			
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on June 27, 2005) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.			
8	Number of people to whom Stock Acquisition Rights are offered and their details:	Total 462 of directors, Statutory Executive Officers and employees of the Bank	Total 40 of directors, Statutory Executive Officers and employees of the Bank	Total 135 of Statutory Executive Officers and employees of the Bank	Total 35 of Statutory Executive Officers and employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015
10	*Conditions for Exercising Rights*	*Basically the Stock Acquisition* Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	*Basically the Stock Acquisition* Rights shall be exercised after July 1, 2007 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	*Basically the Stock Acquisition* Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	*Basically the Stock Acquisition* Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement Regarding Purchase of Bank's Common Shares

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited (the "Bank") today announced that pursuant to Article 210 of the Japanese Commercial Code, the 5th Annual General Meeting of Shareholders on June 24, 2005 has authorized the Bank to purchase up to 25 million shares of the Bank's common share, as follows:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 5th Annual General Meeting of Shareholders on June 24, 2005 to the closing of the next Annual General Meeting of Shareholders

Reference:

1. Shares purchased after the date of approval at 4th Annual General Meeting of Shareholders on June 24, 2004:

(1) Number of shares purchased:	0 shares
(2) Total cost of purchase:	0 yen

2. Total number of common shares issued and treasury shares as of May 31, 2005:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	8,332 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka,
Corporate Communications Division,
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

Exhibit B-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective June 24, 2005:

1. Organizational Change in Corporate Affairs Group

A new department "Social and Cultural Contribution Promotion Department" has been created in the Corporate Communications Division to promote Shinsei Bank's social and cultural contribution activities.

2. Effective Date June 24, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html

Exhibit B-7

INFORMATION

2005 ... A ...

OFFICE OF ... CORPORATE ...

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Directors and Executive Officers

Tokyo (Friday, June 24, 2005) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Directors and Executive Officers as follows.

	New Positions	Other or Former Positions
Newly Appointed Directors		
Masamoto Yashiro	Director, Chairman of the Board	former Representative Statutory Executive Officer, Chairman, President and CEO, Shinsei Bank, Limited
Thierry Porté	Director	former Representative Statutory Executive Officer, Vice Chairman, Shinsei Bank, Limited
Junji Sugiyama	Director	President, APLUS Co., Ltd.
Akira Aoki	Director	Senior Advisor, Japan Securities Finance Co., Ltd.
Michael J. Boskin	Director	Professor, Stanford University
Emilio Botín	Director	Chairman, Grupo Santander
Timothy C. Collins	Director	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers	Director	Chairman, J.C. Flowers & Co., LLC
Takashi Imai	Director	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Shigeru Kani	Director	former Director, Administration Department, The Bank of Japan
Fred H. Langhammer	Director	Chairman, Global Affairs, The Estée Lauder Companies Inc.
Minoru Makihara	Director	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima	Director	Lawyer
Lucio A. Noto	Director	former Vice Chairman, Exxon Mobil Corporation

	New Positions	Other or Former Positions
Nobuaki Ogawa	Director	Lawyer
John S. Wadsworth, Jr.	Director	Advisory Director, Morgan Stanley
Teruaki Yamamoto	Director	former Representative Statutory Executive Officer, Senior Managing Executive Officer, Shinsei Bank, Limited

Retiring Directors

Donald B. Marron

Martin G. McGuinn

David Rockefeller

Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Director, Representative Statutory Executive Officer, President, Chief Executive Officer
Junji Sugiyama	Director, Representative Statutory Executive Officer, Vice Chairman
Dhananjaya Dvivedi	Senior Managing Executive Officer, Head of Banking Infrastructure Group, GM of Information Technology Division, and Head of Retail Services Sub-Group
Clark Graninger	Senior Managing Executive Officer, Head of Institutional Banking Group
John E. Mack	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, and GM of Treasury Division
Janak Raj	Senior Managing Executive Officer, Head of Risk Management Group, and GM of Retail Banking Risk Management Division
K. Sajeeve Thomas	Senior Managing Executive Officer, Head of Retail Banking Group, and GM of Retail Business Division
Satoru Katayama	Managing Executive Officer, Deputy Head of Retail Banking Group
Masazumi Kato	Managing Executive Officer, Head of Financial Institutions & Capital Markets Sub-Group
Junzo Tomii	Managing Executive Officer, Head of Corporate Banking Business Sub-Group

Kazumi Kojima Statutory Executive Officer, Head of Corporate Affairs Group, GM of Corporate Communications Division, and Head of Social and Cultural Contribution Promotion Department

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Outline of the Committees; Nomination, Audit and Compensation Committee

Tokyo (Friday, June 24, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") announced that the Board of Directors held after the Annual General Meeting of Shareholders today decided the member of the committees as of June 24, 2005.

<u>Nomination Committee</u>

Committee Composition:	7 members (5 of those are outside directors)
Chairman:	Minoru Makihara*
Members:	Michael J. Boskin*
	Timothy C. Collins*
	J. Christopher Flowers*
	Lucio A. Noto*
	Thierry Porté
	Masamoto Yashiro

<u>Audit Committee</u>

Committee Composition:	4 members (all outside directors)
Chairman:	Akira Aoki*
Members:	Shigeru Kani*
	Yasuharu Nagashima*
	Nobuaki Ogawa*

<u>Compensation Committee</u>

Committee Composition:	6 members (all outside directors)
Chairman:	J. Christopher Flowers*
Members:	Emilio Botín*
	Timothy C. Collins*
	Fred H. Langhammer*
	Minoru Makihara*
	John S. Wadsworth, Jr.*

*: Outside directors as stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code of Japan.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-9

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, June 27, 2005) --- Shinsei Bank, Limited (the "Bank") announced that details of 5th, 6th, 7th and 8th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 24, 2005 were determined today. The details are as follows:

		5th	6th	7th	8th
1	Issue date of Stock Acquisition Rights	June 27, 2005			
2	Total number of Stock Acquisition Rights to be issued	4,922 Stock Acquisition Rights	2,856 Stock Acquisition Rights	1,287 Stock Acquisition Rights	561 Stock Acquisition Rights
		Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	4,922,000 common shares of the Bank	2,856,000 common shares of the Bank	1,287,000 common shares of the Bank	561,000 common shares of the Bank
4	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	601,000 yen per 1 Stock Acquisition Right (601 yen per share)			
		The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on April 20, 2005 and the closing price of Shinsei Bank common shares at the Tokyo Stock Exchange on the issue date.			
5	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	2,958,122,000 Yen	1,716,456,000 Yen	773,487,000 Yen	337,161,000 Yen
6	Amount capitalized from issue price:	301 Yen per share			
7	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015	From July 1, 2007 to June 23, 2015	From July 1, 2005 to June 23, 2015
8	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2007 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-10

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, June 28, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective June 28, 2005:

1. Organizational Changes in the Retail Banking Group

The Retail Banking Group has been reorganized into three pillars by functions:

(i) "Direct Marketing Division" has been established.

(ii) "Customer Growth and Development Division" has been established, incorporating the function of CRM Unit into the Division, and Customer Service Department has been incorporated within the Division.

(iii) Mass Retail Banking Division has been renamed to "Direct Banking Division," Deposit Products Division to "Products and Retail AML Division," and Specialty Products Division to "Insurance Products Division."

2. Effective Date June 28, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-11

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Shinsei Bank Announces Change of Senior Advisor

Tokyo (Thursday, June 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following retirement of senior advisor, effective June 30, 2005.

Retired

Vernon E. Jordan	Senior Advisor

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-12

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Change of Senior Advisor

Tokyo (Thursday, June 30, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following retirement of senior advisor, effective June 30, 2005.

Retired

Vernon E. Jordan Senior Advisor

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka,
Corporate Communications Division,
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505

Exhibit B-13

NORD/LB | WestLB | SHINSEI BANK / JC Flowers & Co

RECEIVED
2005 ... -1 A 11: ...
OFFICE OF ... CORPORATE ...

Press release

Tokyo, June 30, 2005

NORD/LB and WestLB launch loans platform with Shinsei / JC Flowers as third partner

SGK – the first company for non-performing loans in the public sector

Together with international partner Shinsei Bank Ltd. / JC Flowers & Co, NORD/LB Norddeutsche Landesbank and WestLB AG are setting up a joint venture for non-performing loans (NPL). Trading as "SGK - Servicegesellschaft Kreditmanagement GmbH", the company is the first in Germany in the public sector banking industry to offer the purchase, restructuring and realisation of non-performing loans. The joint venture will provide services to both public sector institutions and the private banking sector in Germany. Based in the Frankfurt/Main area, the new platform will commence operations as an independent company as soon as the official checks by the Federal Cartel Office in Germany have been completed.

At a press conference in Frankfurt/M on Wednesday, Dr. Gunter Dunkel, a member of the NORD/LB Managing Board, highlighted the promising potential offered by the NPL market: "The market is still underdeveloped in Germany and more and more international investors are coming in. The interest shown in the planned joint venture by foreign banks shows how attractive our business model is." Referring to the third investor, Dunkel went on to say: "In Shinsei / JC Flowers we have found an experienced partner who will bring in additional expertise in the realisation of such portfolios."

Dr. Manfred Puffer, a member of the WestLB AG Managing Board, stressed that "SGK has a good chance of becoming the central institution in the savings banks association for non-performing loans. As a result of Basle II and the tighter requirements for credit business, more and more banks are interested in outsourcing the processing and realisation of the corresponding loan portfolios. This frees up equity and improves the cost base. Moreover, funding, for example through securitisation opens up additional investment opportunities in new asset classes."

When the new company starts up, NORD/LB and WestLB will initially transfer commercial property NPL portfolios amounting to about EUR 400 million in total. With the support of Shinsei / JC Flowers' expertise in the troubled loan market, the two Landesbanks will in future also

leverage the considerable additional potential offered by the private sector. Estimates by the Eastern German Savings Banks and Giro Association (OSGV) put the market volume at between EUR 60 billion and EUR 100 billion in the public sector. Experts believe that overall the volume in Germany is somewhere between EUR 160 billion and EUR 300 billion.

The new credit platform is closing a gap in the service offering in the public sector market. For the public sector institutions it offers the opportunity to focus on their core business and take advantage of enhanced investment opportunities as part of a structured portfolio funding transaction as well as the chance to outsource non-core business in the NPL sector.

SGK provides the restructuring and processing of non-performing loans in commercial property finance and corporate finance for SMEs and major companies. In order to offer solutions for other types of loans, the joint venture will, if required, work together with other providers in business and retail banking. The structured funding of portfolios can in future take such forms as securitisation deals, which would not be open to individual savings banks as their portfolios are not significantly diverse and they lack the necessary volume. The savings banks associations and savings banks within the territories of two state banks have already demonstrated real interest in the product spectrum of the credit platform.

Thierry Porte, President and CEO of Shinsei Bank said; "We are delighted to be selected as partners with Norddeutsche Landesbank and Westdeutsche Landesbank. This joint venture for the work-out of non-performing loans exemplifies our international strategy which is to leverage our knowledge and capabilities from our home market in Japan with excellent partners in overseas markets. Combined with Shinsei Bank's successful performing financing business in Germany which has focused on long-term investments across asset type, this venture demonstrates Shinsei Bank's commitment as a long-term investor in Germany. We believe that the German market presents interesting opportunities and we look forward to putting our capital and human resources to work in this important market."

About Shinsei Bank

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is

committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About J.C. Flowers & Co. LLC

J.C. Flowers & Co. LLC, based in New York with an office in London, serves as an investment advisor to J.C. Flowers I LP, which is one the largest investment funds focused solely on the financial service sector. The Fund has over $900 million in commitments from financial and strategic investors. Investors in the Funds include ABN Amro, AIG, Banco Santander, GE, Goldman Sachs, J.P. Morgan Chase and others.

Original announcement was made in Hanover/Düsseldorf/Frankfurt/M., 29 June 2005

For further information, please contact:

NORD/LB
Frau Chris Foerster
Media Relation
Friedrichswall 10
D-30159 Hannover
Tel.: +49 511/ 361-2004
Fax: +49 511/ 361-6765
E-Mail:Chris.Foerster@nordlb.de

WestLB AG
Herr Hans Albers
Group Communications
Herzogstraße 15
D-40217 Düsseldorf
Tel.: +49 211/826-3072
Fax: +49 211/826-2588
E-mail: hans_albers@WestLB.de

Shinsei Bank, Limited
(www.shinseibank.com)
Yasuhiro Fujiki or
Akihiko Kayaoka
Corporate Communications Division
Tel: +81 3 5511 5013
Fax: +81 3 5511 5505

Exhibit B-14

INFORMATION

SHINSEI BANK

SHINSEI BANK LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, July 5, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational change effective July 5, 2005:

1. Organizational Change in the Institutional Banking Group
Business Development Division shall be abolished.

2. Effective Date July 5, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-15

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement of Initial Conversion Price of Class B Preferred Shares

Tokyo (Thursday, July 7, 2005) --- Shinsei Bank Limited ("Shinsei Bank") today announced that the initial conversion price of Class B preferred shares has been determined based on the conversion condition of the preferred shares.

Class B preferred shares:

Initial conversion price:	599.90 yen
Effective date for conversion:	August 1, 2005

(Reference)

1. Number of Class B preferred shares issued:	600,000,000
2. Per share amount of Class B preferred shares issued:	400 yen
3. Total amount of Class B preferred shares issued:	240 billion yen

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-16

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL. 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Launch of Non-Recourse Loans for Fee-based Senior Care Facilities

Tokyo (Tuesday, July 19, 2005) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has developed non-recourse loans (NRLs) targeting fee-based senior care facilities and the first 200 million yen NRL was executed to the senior care facility operated and managed by Medis Corporation (Kiryu City, Gunma Prefecture; "Medis") on July 8, 2005. Shinsei Bank plans to utilize such tools to proactively expand non-recourse lending to other potential fee-based senior care facilities.

This NRL is part of financing structure developed through the partnership of three companies – Medis as the business administrator, by Nikko Antfactory K.K. of Nikko Cordial Securities Inc. Group (Chiyoda-ku, Tokyo) as the equity investor and Shinsei Bank as the lender – targeting the Medis Kiryu I and II fee-based senior care facilities operated by Medis in Kiryu City, Gunma Prefecture. In addition, the business and financial due diligence are outsourced to KPMG Health Care Japan Co., Ltd. (see attached structure).

In Japan, NRLs for fee-based senior care facilities has not been a very common practice due to the difficulty of collateral evaluation ascribed to unstable profitability of the collateral resulting from the credibility and operation know-how of the business administrator. Shinsei Bank has realized providing NRLs for fee-based senior care facilities as "hybrid non-recourse loans" by adding professional analysis of business finance to its real-estate finance know-how.

Recently, business administrators are accelerating the expansion of business location, and investments per facility tend to increase as a result of larger and more complex facilities. Therefore, expedient securing of sites for business and smooth fund procurement are becoming essential parts of their business strategies. The structure of Shinsei Bank's recent NRL satisfies such needs of business administrators.

Under a medical institution as a parent company, the business administrator Medis, whose headquarters is located in Gunma, is a leading operator of fee-based senior care facilities in the northern Kanto area. No lump-sum payments and relatively inexpensive occupancy fees draw from a wide customer base and maintain a high occupancy ratio. This sound

business model avoids various issues of high lump-sum payment systems and is well suited to the progressively aging society in Japan.

Shinsei Bank plans to proactively provide NRLs using the same type of structure for domestic leading administrators of fee-based senior care facilities.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Medis Corporation: Non-Recourse Loan to Fee-based Senior Care Facilities


SPC(Yugen Kaisha)
KPMG Health Care Japan
Consulting
Non-recourse loan
Beneficial Interest in Turst
Nikko Cordial Securities Inc. Group
Asset management
Accounting Firm
Business consignment
Tokumei Kumiai investment
Tokumei Kumiai investment
Nikko Cordial Securities Inc. Group
Capital
Investment
Intermediate corporation
Trust Dividend
Individuals
Contract
Medis Corporation
Building lease and operating
(Rent)
Shinsei Trust
Medis Kiryu I and II
(Owner)

Exhibit B-17

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Filing a lawsuit against the Deposit Insurance Corporation of Japan for Our Indemnity Claims

Tokyo (Thursday, July 19, 2005) --- Shinsei Bank Limited ("Shinsei Bank") announced that today Shinsei Bank filed a lawsuit with the Tokyo District Court against the Deposit Insurance Corporation of Japan ("DIC") for an indemnity of approximately 13.4 billion yen in respect of losses arising out of litigation with the bankrupt EIE International Corporation and its related parties pursuant to a Share Purchase Agreement dated February 9, 2000 among the DIC, New LTCB Partners C.V. and the former Long-Term Credit Bank of Japan, Ltd.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-18

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, July 19, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective July 19, 2005:

1. Organizational Changes in the Corporate Affairs Group

Legal and Compliance Division ("LCD") has been reorganized into two functions.
- Legal Department in LCD has been extracted and established as Legal Division.
- LCD has been renamed to Compliance Division.

2. Effective Date July 19, 2005

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $59 billion in assets and 29 branches throughout Japan (non-consolidated, as of March 2005), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated June 24, 2005
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with issuance of 5~8th incentive stock option rights.

Amendment Report on Extraordinary Report dated June 24, 2005
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with the decision of conditions in relation to the issuance of 5~8th incentive stock option rights.

Report on Purchase of Common Shares dated July 1, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in July 2005.